UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Cost-U-Less, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

221492101
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	221492101

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	5,869

8. Shared Voting Power	6,713

9. Sole Dispositive Power	5,869

10. Shared Dispositive Power	6,713

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	12,572

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.31%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	221492101

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	116,153

8. Shared Voting Power	-0-

9. Sole Dispositive Power	116,153

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	116,153

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	2.87%

14. Type of Reporting Person	BD, PN

CUSIP No.	221492101

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	28,221

8. Shared Voting Power	-0-

9. Sole Dispositive Power	28,221

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	28,221

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.70%

14. Type of Reporting Person	CO

CUSIP No.	221492101

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	37,449

8. Shared Voting Power	-0-

9. Sole Dispositive Power	37,449

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	37,449

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.93%

14. Type of Reporting Person	PN

CUSIP No.	221492101

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	10,965

8. Shared Voting Power	-0-

9. Sole Dispositive Power	10,965

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	10,965

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.27%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Shares, 0.001 par value per share (the “Common Stock”), of Cost-U-Less, Inc. The address of the Issuer’s principal executive offices is 3633 136th Place SE, Suite 110, Bellevue, Washington 98006.

Item 2.	Identity and Background

Loeb Arbitrage Fund (“LAF”), 61 Broadway, New York, New York, 10006, is a New York limited partnership. It is a registered broker/dealer. Its general partner is Loeb Arbitrage Management, Inc., (“LAM”), a Delaware corporation, with the same address. Loeb Arbitrage B Fund LP (“LAFB”) is a Delaware limited partnership. Its general partner is Loeb Arbitrage B Management, LLC. The President of these general partners is Gideon J. King. The other officers of LAM are Thomas L. Kempner, Chairman of the Board, President, Peter A. Tcherepnine, Vice President, Edward J. Campbell, Vice President. Loeb Partners Corporation (“LPC”), 61 Broadway, New York, New York, 10006, is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President and a director and its Chief Executive Officer. Norman N. Mintz is a Vice President and also a director. Gideon J. King is Executive Vice President. Loeb Holding Corporation (“LHC”), a Maryland corporation, 61 Broadway, New York, New York, 10006 is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd., (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”) are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund (“LMF”) is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”) is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named are United States citizens. None have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LPC**, LOF, LAFB and LOFB in margin accounts maintained with Bear Stearns Securities Corp.

Item 4.	Purpose of Transaction

LAF, LPC**, LOF, LAFB and LOFB (“Loeb”) have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned the following shares of Common Stock as of October 9, 2007.

Shares of Common Stock
Loeb Arbitrage Fund	116,153
Loeb Partners Corporation**	12,572
Loeb Offshore Fund Ltd.	28,221
Loeb Arbitrage B Fund LP	37,449
Loeb Offshore B Fund Ltd.	10,965

Total	205,360

The total shares of Common Stock constitutes 5.07% of the 4,048,143 outstanding shares of Common Stock as reported by the issuer.

__________________

**Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases of Common Stock have been made in the last 60 days:

Purchases of Common Stock

Holder	Date	Shares	Average Price
Loeb Partners Corp.**	8/30/2007	18	11.38
	9/4/2007	109	11.45
	9/5/2007	1533	11.46
	9/10/2007	264	11.43
	9/11/2007	2027	11.43
	9/12/2007	453	11.42
	9/12/2007	3100	11.44
	9/13/2007	1928	11.44
	9/14/2007	672	11.45
	9/17/2007	60	11.46
	9/18/2007	196	11.45
	9/20/2007	428	11.48
	9/24/2007	28	11.48
	9/25/2007	67	11.54
	9/27/2007	67	11.53
	9/28/2007	61	11.52
	10/3/2007	26	11.56
	10/4/2007	1202	11.56
	10/5/2007	322	11.55
	10/9/2007	11	11.57

Holder	Date	Shares	Average Price
Loeb Arbitrage Fund	8/30/2007	173	11.38
	9/4/2007	1026	11.45
	9/5/2007	14514	11.46
	9/10/2007	1946	11.43
	9/11/2007	18795	11.43
	9/12/2007	28735	11.44
	9/12/2007	4195	11.42
	9/13/2007	21193	11.44
	9/14/2007	6466	11.45
	9/17/2007	572	11.46
	9/18/2007	1889	11.45
	9/24/2007	65	11.48
	9/25/2007	623	11.54
	9/27/2007	621	11.53
	9/28/2007	567	11.52
	10/3/2007	251	11.56
	10/4/2007	11242	11.56
	10/5/2007	3040	11.55
	10/9/2007	240	11.57

Holder	Date	Shares	Average Price
Loeb Offshore Fund	8/30/2007	43	11.38
	9/4/2007	250	11.45
	9/5/2007	3550	11.46
	9/10/2007	442	11.43

	9/11/2007	4555	11.43
	9/12/2007	1017	11.42
	9/12/2007	6965	11.44
	9/13/2007	5101	11.44
	9/14/2007	1566	11.45
	9/17/2007	139	11.46
	9/18/2007	457	11.45
	9/20/2007	100	11.48
	9/25/2007	151	11.54
	9/27/2007	151	11.53
	9/28/2007	137	11.52
	10/3/2007	60	11.56
	10/4/2007	2746	11.56
	10/5/2007	736	11.55
	10/9/2007	55	11.57

Holder	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	8/30/2007	51	11.38
	9/4/2007	293	11.45
	9/5/2007	4170	11.46
	9/10/2007	809	11.43
	9/11/2007	5657	11.43
	9/12/2007	1263	11.42
	9/12/2007	8650	11.44
	9/13/2007	7187	11.44
	9/14/2007	2005	11.45
	9/17/2007	177	11.46
	9/18/2007	585	11.45
	9/20/2007	797	11.48
	9/24/2007	353	11.48
	9/25/2007	200	11.54
	9/27/2007	199	11.53
	9/28/2007	182	11.52
	10/3/2007	80	11.56
	10/4/2007	3742	11.56
	10/5/2007	976	11.55
	10/9/2007	73	11.57

Holder	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	8/30/2007	15	11.38
	9/4/2007	87	11.45
	9/5/2007	1233	11.46
	9/10/2007	239	11.43
	9/11/2007	1668	11.43
	9/12/2007	2550	11.44
	9/12/2007	372	11.42
	9/13/2007	2116	11.44
	9/14/2007	591	11.45
	9/17/2007	52	11.46
	9/18/2007	173	11.45
	9/20/2007	275	11.48
	9/24/2007	25	11.48
	9/25/2007	59	11.54
	9/27/2007	59	11.53
	9/28/2007	53	11.52
	10/3/2007	23	11.56

10/4/2007	1068	11.56
10/5/2007	286	11.55
10/9/2007	21	11.57

__________________

**Including shares of Common Stock purchased for the account of one customer of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: October 12, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: October 12, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: October 12, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: October 12, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: October 12, 2007	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President